07008287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13336

SEC MAIL RECEIVED OCT 01 2007 WASH, D.C. 182 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/06 (MM/DD/YY) AND ENDING 07/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. D. Andrews Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 King of Prussia Road, Radnor Station Building 2, Suite 300
(No. and Street)

Radnor, (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack J. Grinspan (610) 341-9940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cunningham, Porter and Phillips
(Name – *if individual, state last, first, middle name*)

1077 Rydal Road, Suite 200 (Address), Rydal, (City) PA (State) 19046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED NOV 14 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack J. Grinspan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. D. Andrews Company, as of ~~July 31~~ Sept 24, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Laurie Goldstein, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Dec. 23, 2008
Member, Pennsylvania Association of Notaries

Signature

President PRESIDENT
Title
9/27/07

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. D. ANDREWS CO.

TABLE OF CONTENTS

Cunningham,
Porter and Phillips

Certified Public Accountants

SUITE 200 · 1077 RYDAL RD. · RYDAL PA 19046-1793 · TEL: (215) 572-7400 · FAX (215) 572-7448

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
J. D. Andrews Co.

We have audited the accompanying statement of financial condition of J. D. Andrews Co. (an S Corporation) as of July 31, 2007 and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. D. Andrews Co. as of July 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 – 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cunningham, Porter and Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

August 22, 2007

J. D. ANDREWS CO.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2007

ASSETS

Cash in Bank	$ 30,607	
Commissions Receivable	2,141	
Investment in Marketable Securities, at Market Value	26,189	
Prepaid Taxes	655	
Prepaid Expenses	2,875	
Furniture and Equipment, at cost, less accumulated depreciation of $8,052	950	
TOTAL ASSETS		$ 63,417

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2007

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions Payable	$ 26,677	
Taxes Payable	1,104	
Accrued Expenses	725	
TOTAL LIABILITIES		$ 28,506
STOCKHOLDER'S EQUITY		
Common Stock - 400 Shares Authorized and Issued, 100 Shares Outstanding; Par Value $100	40,000	
Contributed Capital	1,000	
Retained Earnings	21,482	
Less: Treasury Stock - 300 Shares at Cost	(33,502)	
Net Unrealized Gain (Loss) on Marketable Securities	5,931	
TOTAL STOCKHOLDER'S EQUITY		34,911
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 63,417

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED JULY 31, 2007

REVENUES		
Mutual Funds Commissions	$ 137,203	
Insurance Commissions	44,917	
Dividends	625	
TOTAL REVENUES		$ 182,745
EXPENSES		
Commissions - Mutual Funds	123,182	
Commissions - Insurance	8,179	
Rent	11,550	
Salaries	12,137	
Insurance	960	
Telephone	4,592	
Professional Fees	8,330	
Office Expenses	5,150	
Dues and Fees	2,088	
Taxes	2,206	
Depreciation	466	
Interest Expense	3	
Other Expenses	89	
TOTAL EXPENSES		178,932
NET INCOME (LOSS) BEFORE CORPORATE INCOME TAXES		3,813
PROVISION FOR CORPORATE INCOME TAXES		0
NET INCOME (LOSS) TRANSFERRED TO RETAINED EARNINGS		3,813
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized Gain (Loss) on Marketable Securities		936
COMPREHENSIVE INCOME (LOSS)		$ 4,749

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JULY 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balance at August 1, 2006	$ 40,000	$ 1,000	$ 32,669	$ (33,502)	$ 4,995	$ 45,162
Net Income (Loss)			3,813			3,813
Stockholder's Distributions			(15,000)			(15,000)
Unrealized Gain (Loss) on Marketable Securities					936	936
Balance at July 31, 2007	$ 40,000	$ 1,000	$ 21,482	$ (33,502)	$ 5,931	$ 34,911

The accompanying notes are an intergral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JULY 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 3,813	
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used By) Operating Activities:		
Depreciation	466	
(Increase) Decrease In:		
Commissions Receivable	2,180	
Prepaid Taxes	(173)	
Prepaid Expenses	(1,446)	
Increase (Decrease) In:		
Commissions Payable	13,197	
Taxes Payable	37	
Accrued Expenses	107	
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES		$ 18,181
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Investments	(10,625)	
Sale of Investments	17,500	
NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES		6,875
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder's Distributions		(15,000)
NET INCREASE (DECREASE) IN CASH		10,056
CASH AT AUGUST 1, 2006		20,551
CASH AT JULY 31, 2007		$ 30,607
SUPPLEMENTAL DISCLOSURE		
Interest Paid		$ 3

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J. D. Andrews Co. (Company) was incorporated on May 31, 1967, as a registered broker-dealer, and sells exclusively mutual funds and insurance products.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits with financial institutions.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are:

Furniture and Fixtures	7 Years
Equipment	5 Years

The Company has elected to expense the cost of depreciable property under Section 179 of the Internal Revenue Code. This convention is not in accordance with generally accepted accounting principles. The effect of this departure is not material to the financial statements taken as a whole.

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities and a mutual fund, as "available for sale". Under this classification, investments are stated at fair value. The fair value for mutual funds has been determined by the fund. The unrealized gain or (loss) in the fair market value in relation to cost are accounted for as a separate item in the shareholder's equity section of the balance sheet.

	Cost	Unrealized Gains	Unrealized Losses	Market
Equity Securities	$ 3,300	$ 5,931	$ 0	$ 9,231
Mutual Funds	16,958	0	0	16,958
	$ 20,258	$ 5,931	$ 0	$ 26,189

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTES TO FINANCIAL STATEMENTS

2. COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts due from mutual funds sales due within 30 days.

3. INCOME TAXES

The Company has elected by consent of its stockholder to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's taxable income.

4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At July 31, 2007, the Company had net capital of $28,071, which was $23,071 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.02 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

The Company has available at its office a copy of its most recent annual report Form X-17a-5 Focus Report – Part IIA audited and certified by independent public accountants to be examined or copied.

5. OPERATING LEASE COMMITMENTS

The Company entered into a lease agreement with a three-year term for office facilities commencing September 1, 2006, and ending August 31, 2010, renewing annually at the existing rental rate plus three percent.

The future minimum lease payments are as follows for the years ending July 31:

2008	11,307
2009	11,645
2010	973
	$23,925

6. RELATED PARTY TRANSACTIONS

Commissions due to the stockholder were $17,050 as of July 31, 2007. Commission expense for the stockholder was $73,708 for the year ended July 31, 2007.

7. EXEMPTIVE PROVISIONS

The Company has a limited business; it sells exclusively mutual funds and insurance products, and is exempt from SEC Rule 15c3-3 under section K-1.

SUPPLEMENTARY INFORMATION

J. D. ANDREWS CO.

SUPPLEMENTARY INFORMATION

NET CAPITAL COMPUTATION

JULY 31, 2007

STOCKHOLDER'S EQUITY		$ 34,911
DEDUCT: NON-ALLOWABLE ASSETS		
12B-1 Fees Receivable	$ 636	
Prepaid Taxes	655	
Prepaid Expenses	2,875	
Office Equipment - Net of Accumulated Depreciation	950	
TOTAL NON-ALLOWABLE ASSETS		5,116
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION		29,795
HAIRCUT		1,724
NET CAPITAL		28,071
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		$ 23,071

Statement Pursuant to Paragraph (d)(4) of Rule 17A-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

SUPPLEMENTARY INFORMATION

J. D. ANDREWS CO.

SUPPLEMENTARY INFORMATION

NET CAPITAL COMPUTATION

JULY 31, 2007

STOCKHOLDER'S EQUITY		$ 34,911
DEDUCT: NON-ALLOWABLE ASSETS		
12B-1 Fees Receivable	$ 636	
Prepaid Taxes	655	
Prepaid Expenses	2,875	
Office Equipment - Net of Accumulated Depreciation	950	
TOTAL NON-ALLOWABLE ASSETS		5,116
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION		29,795
HAIRCUT		1,724
NET CAPITAL		28,071
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		$ 23,071

Statement Pursuant to Paragraph (d)(4) of Rule 17A-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

Cunningham,
Porter and Phillips

Certified Public Accountants

SUITE 200 · 1077 RYDAL RD. · RYDAL, PA 19046-1793 · TEL: (215) 572-7400 · FAX (215) 572-7448

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors and Stockholder
J. D. Andrews Co.

In planning and performing our audit of the financial statements of J. D. Andrews Co., for the year ended July 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13; (2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cunningham, Porter and Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

August 22, 2007

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: J. D. Andrews Company [13]

SEC FILE NO.: 8-13336 [14]

FIRM I.D. NO.: 451 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
290 King of Prussia Road
Radnor Station Building 2, Suite 300 [20]
(No. and Street)

Radnor, [21] PA [22] 19087 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 08-01-06 [24]

AND ENDING (MM/DD/YY): 07-31-07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Jack J. Grinspan [30]

(Area Code) — Telephone No.: (610) 341-9940 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE: [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24 day of 8/07 20__
Manual signatures of:
1) [signature] - PRESIDENT
Principal Executive Officer or Managing Partner
2) ______
Principal Financial Officer or Partner
3) ______
Principal Operations Officer or Partner

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Laurie Goldstein, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Dec. 23, 2008
Member, Pennsylvania Association of Notaries

[signature]

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Cunningham, Porter and Phillips [70]

ADDRESS

1077 Rydal Road, Ste. 200 [71]	Rydal, [72]	PA [73]	19046 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company | N3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 07/31/07 [99]
SEC FILE NO. 8-13336 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$30,607	200			$30,607	750
2. Receivables from brokers or dealers:						
A. Clearance account	$	295				
B. Other		300	$	550		810
3. Receivable from non-customers	1,505	355	636	600	$ 2,141	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	26,189	424				
E. Spot commodities		430			26,189	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			$	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	950	680	$ 950	920
11. Other assets		535	3,530	735	3,530	930
12. TOTAL ASSETS	$58,301	540	$ 5,116	740	$ 63,417	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	▼10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	28,506 [1205]	[1385]	28,506 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 28,506 [1230]	$ [1450]	$ 28,506 [1760]

Ownership Equity		
21. Sole Proprietorship	▼15 $	[1770]
22. Partnership (limited partners) ▼11 ($ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	40,000	[1792]
C. Additional paid-in capital	1,000	[1793]
D. Retained earnings	27,413	[1794]
E. Total	68,413	[1795]
F. Less capital stock in treasury	▼16 (33,502)	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 34,911	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 63,417	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 34,911	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			34,911	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 34,911	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 5,116	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(5,116)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 29,795	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	1,724	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(1,724)	3740
10.	Net Capital			$ 28,071	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)			$ 1,900	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 23,071	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) [22]			$ 25,220	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 28,506	3790
17. Add:				
A. Drafts for immediate credit [21]	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 28,506	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 102	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) [23]	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company

For the period (MMDDYY) from 8/1/06 [3932] to 7/31/07 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		137,203	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		46,478	3995
9. Total revenue	$	183,681	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers				4120
11. Other employee compensation and benefits			143,498	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses				4195
15. Other expenses			35,434	4100
16. Total expenses			$ 178,932	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ 4,749	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4338		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 4,749	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (11,798)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company

For the period (MMDDYY) from 8/1/06 to 7/31/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 45,162	4240
A. Net income (loss)		4,749	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	15,000	4270
2. Balance, end of period (From item 1800)		$ 34,911	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1	X	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

END